                                                Filed pursuant to Rule 424(b)(5)
                                                Registration No. 33-49967


           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 18, 1993

                                  $400,000,000

                      SOUTHWESTERN BELL TELEPHONE COMPANY
                                  $250,000,000
                             6 5/8% NOTES DUE 2007
                                  $150,000,000
                           7 3/8% DEBENTURES DUE 2027
                            ------------------------

     Interest on the 6 5/8% Notes due July 15, 2007 (the "Notes") and the 7 3/8% Debentures due July 15, 2027 (the "Debentures") (collectively, the "Securities") is payable on January 15 and July 15 of each year, commencing January 15, 1998. The Notes are not redeemable prior to maturity. The Debentures are not redeemable prior to July 15, 2007, and on and after such date will be redeemable at the option of Southwestern Bell Telephone Company (the "Telephone Company"), as a whole or in part, on at least 30 days' notice at the redemption prices set forth herein. See "Description of the Securities".

     The Notes and Debentures will each be represented by one or more Global Securities registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes and Debentures in definitive form will not be issued. The Notes and Debentures will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of the Securities".
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
                AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                                                             PROCEEDS TO
                                                                                                 THE
                                                      INITIAL PUBLIC       UNDERWRITING       TELEPHONE
                                                     OFFERING PRICE(1)     DISCOUNT(2)      COMPANY(1)(3)
                                                     -----------------     ------------     -------------
Per Note...........................................      99.746%              0.650%          99.096%
Total..............................................   $249,365,000          $1,625,000      $247,740,000
Per Debenture......................................      99.555%              0.875%          98.680%
Total..............................................   $149,332,500          $1,312,500      $148,020,000

---------------

(1) Plus accrued interest, if any.

(2) The Telephone Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $100,000 payable by the Telephone Company.
                            ------------------------

     The Notes and Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes and Debentures will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about July 11, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER

                                                            SALOMON BROTHERS INC
                            ------------------------

            The date of this Prospectus Supplement is July 8, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES AND DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES AND DEBENTURES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                             THE TELEPHONE COMPANY

     The Telephone Company was incorporated in 1882 under the laws of the State of Missouri. The Telephone Company's principal services include local services, network access and long distance services which are provided in the states of Arkansas, Kansas, Missouri, Oklahoma and Texas. The Telephone Company is a wholly-owned subsidiary of SBC Communications Inc. ("Corporation"), formerly known as Southwestern Bell Corporation, which was incorporated in 1983 under the laws of the State of Delaware. The Telephone Company was a wholly-owned subsidiary of AT&T Corp. ("AT&T") until January 1, 1984, when it was divested by AT&T pursuant to a court-ordered reorganization of the Bell System ("divestiture"). AT&T accomplished the divestiture by contributing its 100 percent interest in the Telephone Company to the Corporation and then distributing its ownership in the Corporation to its shareholders effective January 1, 1984.

     The Telephone Company's principal executive offices are located at One Bell Center, St. Louis, Missouri 63101-3099 (telephone 314-235-9800).

                                USE OF PROCEEDS

     The Telephone Company intends to use the net proceeds from the sale of the Securities to provide funds in connection with the repayment of short-term debt of the Telephone Company and for other general corporate purposes. As of July 7, 1997, the Telephone Company had approximately $1.2 billion principal amount of short-term debt outstanding with average maturities of 44 days and an effective annual interest rate of approximately 5.56%. The short-term debt of the Telephone Company was incurred for working capital and for other general corporate purposes.

                              RECENT DEVELOPMENTS

     The Telephone Company will record one-time charges (on an after-tax basis) of approximately $250 million in 1997 relating to consolidation of administrative and support functions and regulatory rulings. Approximately $125 million of these charges will be recorded in the second quarter.

     The Telephone Company also anticipates incurring approximately $1.2 billion in capital costs and expenses associated with number portability and interconnection. The net income impact of these costs is expected to total approximately $25 million in the second quarter, an additional $110 million in the remainder of 1997 and $290 million after 1997.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Telephone Company for the periods indicated:

 THREE MONTHS
    ENDED
  MARCH 31,                YEAR ENDED DECEMBER 31,
--------------    -----------------------------------------
1997     1996     1996     1995     1994     1993     1992
-----    -----    -----    -----    -----    -----    -----
7.34     6.77     6.64     5.61     5.14     4.49     4.04

     For the purpose of calculating this ratio, earnings consist of income before income taxes, extraordinary loss, cumulative effect of changes in accounting principles and fixed charges. Fixed charges include interest on indebtedness and one-third of rental expense (the portion of rentals representative of the interest factor).

                         DESCRIPTION OF THE SECURITIES

     The following description of the particular terms of the Securities offered hereby (referred to in the Prospectus as the "Debt Securities") supplements and, to the extent inconsistent therewith, replaces, insofar as such description relates to the Securities, the description of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will be limited to $250,000,000 aggregate principal amount and will mature on July 15, 2007. The Debentures will be limited to $150,000,000 aggregate principal amount and will mature on July 15, 2027. The Securities will bear interest from July 11, 1997 at the rates per annum shown on the cover page of this Prospectus Supplement. Such interest will be payable on January 15 and July 15 of each year, commencing January 15, 1998, to the person in whose name the Securities were registered at the close of business on the preceding January 1 and July 1, respectively.

     The Notes are not redeemable prior to maturity.

     The Debentures are not redeemable prior to July 15, 2007. On or after July 15, 2007 and prior to maturity, the Telephone Company, at its option, may redeem all or from time to time any part of the Debentures upon not less than 30 but not more than 60 days' notice at the following redemption prices (expressed as a percentage of the principal amount) during the 12-month periods beginning July 15:

                                                                           REDEMPTION
        YEAR                                                                 PRICE
        ----------------------------------------------------------------   ----------
        2007............................................................     103.465%
        2008............................................................     103.119
        2009............................................................     102.772
        2010............................................................     102.426
        2011............................................................     102.079
        2012............................................................     101.733
        2013............................................................     101.386
        2014............................................................     101.040
        2015............................................................     100.693
        2016............................................................     100.347

and thereafter at 100% of the principal amount thereof, in each case together with accrued interest to the redemption date.

BOOK-ENTRY SYSTEM

     Upon issuance, the Notes and the Debentures each will be represented by one or more global securities (the "Book-Entry Securities"). Each global security representing Book-Entry Securities will be deposited with, or on behalf of, The Depository Trust Company, as Depository (the "Depository"), and registered in the name of a nominee of the Depository. Book-Entry Securities will not be exchangeable at the option of the Holder for certificated Securities and, except under the circumstances described in the Prospectus under "Description of Debt Securities -- Book-Entry Securities", will not otherwise be issuable in definitive form.

     The Depository has advised the Telephone Company and the Underwriters as follows: The Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934. The Depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     A further description of the Depository's procedures with respect to global securities representing Book-Entry Securities is set forth in the Prospectus under "Description of Debt Securities -- Book-Entry Securities".

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Securities will be made in immediately available funds. So long as the Securities are represented by global securities, all payments of principal and interest thereon will be made by the Telephone Company in immediately available funds.

     So long as the Securities are represented by global securities registered in the name of the Depository or its nominee and its procedures so permit, the Securities will trade in the Depository's Same-Day Funds Settlement System, and secondary market trading activity in the Securities will therefore be required by the Depository to settle in immediately available funds.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Telephone Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Securities set forth opposite its name below:

                                                           PRINCIPAL          PRINCIPAL
                                                             AMOUNT            AMOUNT
    UNDERWRITER                                             OF NOTES        OF DEBENTURES
    ----------------------------------------------------  ------------     ---------------
    Goldman, Sachs & Co.................................  $ 84,000,000      $  50,000,000
    Morgan Stanley & Co. Incorporated...................    83,000,000         50,000,000
    Salomon Brothers Inc................................    83,000,000         50,000,000
                                                          ------------       ------------
              Total.....................................  $250,000,000      $ 150,000,000
                                                          ============       ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Securities, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Underwriters propose to offer the Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.50% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     In connection with the offering, the Underwriters may purchase and sell the Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Securities; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Securities than they are required to purchase from the Telephone Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Securities sold in the offering may be reclaimed by the Underwriters if such Securities are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Securities are a new issue of securities with no established trading market. The Telephone Company has been advised by the Underwriters that they intend to make a market in the Securities but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Securities.

     The Telephone Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     From time to time, each of the Underwriters has provided various investment banking services to the Telephone Company and/or its parent, SBC Communications Inc., and its subsidiaries and affiliates. The Underwriters have agreed to reimburse the Telephone Company for certain expenses incurred in connection with the offering of the Securities.

                             VALIDITY OF SECURITIES

     The validity of the Securities offered hereby will be passed upon for the Telephone Company by Alfred G. Richter Jr., General Counsel of the Telephone Company, and for the Underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely as to matters of Missouri law on the opinion of Alfred G. Richter Jr. As of June 30, 1997, Mr. Richter owned 8,367 shares of SBC Communications Inc. stock and options to purchase 88,894 shares of such stock. Sullivan & Cromwell from time to time performs legal services for SBC Communications Inc.

                                    EXPERTS

     The financial statements and financial statement schedules of Southwestern Bell Telephone Company appearing in the Telephone Company's Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements and financial statement schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.